

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

December 18, 2014

<u>Via E-mail</u>
Wanda Witoslawski
Chief Financial Officer
Las Vegas Railway Express, Inc.
6650 Via Austi Parkway
Suite 140
Las Vegas, NV 89119

> **Re:** **Las Vegas Railway Express, Inc.**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **March 31, 2014**
> **Filed September 22, 2014**
> **Response dated September 22, 2014**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2014**
> **Filed November 17, 2014**
> **File No. 000-54648**

Dear Ms. Witoslawski:

We have reviewed your response letter dated September 22, 2014 and the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Your responses to prior comment 1 and prior comment 3 (see the first, second and sixth bullets) in our letter dated September 8, 2014 indicate that based upon your determination that "the overall impact" of each relevant agreement on the Company's operations was not "sufficiently material," you did not file an Item 1.01 Form 8-K to report the entry into the agreement and/or file the following items as exhibits to your periodic reports pursuant to Item 601 of Regulation S-K:
    - Reseller agreement with Vacation.com, as announced in your press release dated June 10, 2014;

- Assignment and Use Agreement with Santa Fe Southern Railway dated April 23, 2014;
- Service Agreement with Santa Fe Southern Railway dated May 15, 2014; and
- Investor Relations Agreement with Integrative Business Alliance LLC dated June 30, 2014.

Since your responses do not provide sufficient factual or analytical context regarding these agreements, we are unable to concur with your determination that each agreement is immaterial in the context of your operations. Please provide additional, substantial analysis as to how you determined that each agreement is immaterial. Please also address in your additional analysis, without limitation, the fact that your revenues increased 100% during the quarter ended September 30, 2014, due to your commencement of operations in Santa Fe, New Mexico, as disclosed on page 20 of the Form 10-Q.

2.   Your response to the third bullet of prior comment 3 in our letter dated September 8, 2014 indicates that you did not file, as exhibits to your periodic reports, the agreements and promissory notes described under "Description of Indebtedness" on pages 23 – 25 of the Form 10-Q for the period ended June 30, 2014 based on your determination that the material terms of the same were "sufficiently described" in the Form 10-Q. However, we are unclear how such disclosure obviates the need for compliance under Item 601 of Regulation S-K. Therefore, please include the following items as exhibits in an amendment to your Form 10-Q for the period ended September 30, 2014, or, if you wish, a current report on Form 8-K:
- promissory note with JMJ Financial, dated October 1, 2013;
- purchase agreement with "an institutional investor," dated November 22, 2013, and the related note exchange agreement, dated April 11, 2014;
- convertible promissory note with Iconic Holdings, LLC, dated March 24, 2014;
- convertible notes with KBM Worldwide, Inc., dated March 25, 2014, May 6, 2014 and July 1, 2014, respectively;
- convertible promissory notes with Beaufort Capital Partners LLC, dated April 2, 2014 and May 28, 2014, respectively;
- convertible note payable with Vista Capital Investments, LLC, dated April 17, 2014;
- convertible note payable with Redwood Management, LLC, dated April 30, 2014;
- secured convertible promissory note with Typenex Co-Investment, LLC, dated May 12, 2014; and
- convertible debenture agreement with Group 10 Holdings, LLC, dated June 13, 2014.

Alternatively, please provide us additional, detailed analysis supporting your determination that you are not required to do so. See Item 601 of Regulation S-K.

3. In your responses to the fourth and fifth bullets of prior comment 3 in our letter dated September 8, 2014, you undertook to file the following items as exhibits to your next periodic report:
    - 2014 Stock Option Plan; and
    - Registration Rights Agreement and Securities Purchase Agreement with Iconic Holdings, LLC dated June 16, 2014.

    However, it does not appear that either of these items was filed as an exhibit to your Form 10-Q for the period ended September 30, 2014, which was filed on November 17, 2014. Please amend to include these items as exhibits to your Form 10-Q for the period ended September 30, 2014.

4. Please also amend your Form 10-Q for the period ended September 30, 2014 to file the following items as exhibits:
    - convertible note payable to LG Capital Funding, LLC, dated July 18, 2014;
    - security purchase agreement with ADAR BAYS, LLC, dated July 24, 2014;
    - convertible promissory notes with KBM Worldwide, Inc., dated July 1, 2014 and August 15, 2014, respectively;
    - convertible promissory note with JSJ Investments, Inc., dated September 23, 2014;
    - Debt securities assignments with Macallan Partners LLC, dated August 8, 2014 and September 12, 2014, respectively; and
    - the agreements relating to short-term borrowings with the Chief Financial Officer, Eclipse Holding and Allegheny Nevada Holdings Corporation, as described in note 9 to the financial statements.

    Alternatively, please provide us your legal analysis supporting your determination that you are not required to do so. See Item 601 of Regulation S-K.

5. Official filings, including exhibits, must be in ASCII or HTML format. However, it appears that some of your exhibits, such as exhibits 10.10 - 10.15 filed with Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2014, are in PDF format, which is not permitted for official filings. In general, while you may submit unofficial copies of exhibits in PDF or XBRL format, you must submit official versions in ASCII or HTML format. Refer to section 5.1 of Volume II of the EDGAR Filer Manual. Please supplementally confirm to us that in future filings, you will file your exhibits in an appropriate format.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Via E-mail
    Michael A. Barron